

EXHIBIT E:
RAISE PRESENTATION AND ISSUER WEBSITE



SUBMIT RAISE

Vector Brewing

Brewing Capital, Additional Funds to Keep the Beer Flowing

Beer with direction, perspective, and purpose

Dallas, TX

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Pitch

Vector Brewing is a place where people can discover new flavors.
Unique beers are brewed on site, and curious customers can see their next favorite chugging away in tanks or slowly maturing in barrels. Artisanal pizzas are created from scratch in our kitchen, ready to pair with your favorite beer.

Vector Brewing supports local businesses and green efforts.
We source what we can as close as we can. We are environmentally responsible, without being militant and insulting to our patrons.

Vector Brewing is a place to relax and have fun.
There are board games, sports on TV, a play area for the kids, a huge patio, and many events on the calendar. It's a place where you can catch up with your neighbor over a freshly brewed beer, glass of wine, and a one-of-a-kind pizza.

But Vector will listen to customers.
It's all about variety and exploration, and that's what keeps people coming back. We will also cater to non-beer drinkers with a variety of wines, draft coffee, kombucha tea, bottled sodas, and typical restaurant offerings.

Vector Brewing satisfies curiosity with unique beers.
We will have a robust barrel-aging and souring program, blending science and art with beer. We want to know what happens when a beer is left to its own devices. What happens when we brew with a sense of controlled chaos?

The Dallas market has nothing like this yet.
Sour seekers from the Dallas area have to rely on friends to mail them beer from other states or travel hundreds of miles to other breweries, standing in lines with a chance of getting a highly sought after bottle. And no brewpubs in DFW exist in traditional neighborhoods—we're the first.

Community Impact

🏠 Community Building

⚲ Women Owned

◌ Sustainability

Key Facts

We're the first brewing operation in the Dallas/Ft. Worth Metroplex to be in a traditional neighborhood, giving us an instant, built-in fanbase.

Everyone in a managerial role at Vector must own a pair of Pit Viper sunglasses.

Our name originates from Craig's old career as a professional designer. A vector file is infinitely scalable.

We will have a 2,300 square foot patio right in the heart of Lake Highlands with a designated, walled-off area for our youngest patrons.

At night, we become an adults-only establishment, giving those who are 21+ a chance to enjoy some kid-free time.

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Opportunity

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MISSION STATEMENT

We produce great beer with direction, perspective, and purpose.

Serving as the go-to hangout for our neighbors, we aim to satisfy their adventurous taste buds with exciting, locally inspired beers and pizzas, while offering a friendly space to bring their friends and family.



JOIN US ON THIS JOURNEY

From the very first conversation about opening a brewpub in Lake Highlands, we wanted to create a community. As the idea grew bigger and became less of a dream and more of a reality, people around us took notice. We have an astounding amount of community support from our neighbors and our greater North Texas beer community—and even beyond.

And now, we want to give our beloved fans and followers the chance to really be a part of our vision. After all, many of them plan on spending money in our taproom. The least we can do is try to give a little back.

Investing in Vector is investing in what makes food and beverage special, providing a place to socialize, learn about others, relax, and share common interests. We want to take our friends, family, and neighbors on a beer and food adventure, send them on a new direction to let them discover new interests.



THE EVOLVING BEER SCENE IN DFW AND ACROSS THE COUNTRY

With more than 6,300 breweries operating during 2017, small and independent craft brewers represent 12.7 percent market share by volume of the overall beer industry. In 2017, craft brewers produced 25.4 million barrels, and saw a 5% rise in volume on a comparable base and an 8% increase in retail dollar value. Retail dollar value was estimated at 26.0 billion, representing 23.4% market share.

"Beer lovers are trending toward supporting their local small and independent community craft breweries." – Bart Watson, Chief Economist - Brewers Association

Watson, Bart (2018, March 27). SMALL AND INDEPENDENT BREWERS SEE SUSTAINED GROWTH IN 2017.

Retrieved March 27, 2018, from https://www.brewersassociation.org/press-releases/small-and-independent-brewers-see-sustained-growth-in- 2017/?utm_source=informz&utm_medium=email&utm_campaign=default&_zs=JjeoB1&_zl=iQWN4



BREWPUB VS BREWERY

So, why choose the brewpub format over putting your beer into other restaurants and retail outlets such as groceries? Competition in the market is getting fierce, with less and less space on store shelves and on tap walls. Many wonder if there's a "beer bubble" in Dallas, but we argue that over-saturation isn't a problem as the market matures. Breweries will always have their place, but not everyone wants to enjoy their beer in a large warehouse in an industrial strip of town when looking for a nice day out.



DALLAS/FORT WORTH LIKES TO EAT AND DRINK

Dallasites spend more of their income on eating out and drinking out than people in any other metropolitan area in the U.S.

- Over 6% of annual income on restaurants.
- Over 1% of annual income spent on alcohol.

"Aside from bragging rights, This is awesome news for Dallas diners, especially if restaurateurs and other small business owners are thinking about taking the plunge with a new idea in our area. Restaurateurs with solid ideas know that Dallas is a place where the dining public isn't afraid of giving them a shot, and that means more new restaurants for all of us. Bars, too."

Reitz, S. (2015, September 17). People in Dallas Spend the Most on Booze and Food.

Retrieved March 02, 2016, from http://www.dallasobserver.com/restaurants/people-in-dallas-spend-the-most-on-booze-and-food-7594393

$68,275,639 was spent in Dallas bars, music venues, hotels, restaurants and
event spaces just in August of 2018. Not any of the surrounding cities or suburbs—Dallas proper.

Graves, C. (2018, October 2). Central Track // BAR RAISED: DALLAS SPENT $68 MILLION ON BOOZE IN AUGUST '18. Retrieved October 2, 2018, from https://www.centraltrack.com/bar-raised-dallas-spent-68-million-on-booze-in-august-18/



TODAY'S BEER DRINKERS

- 49% of Millennials say that craft beers appeal to them, which is the largest percentage of any target demographic.
- All trends point towards increasing diversity.
- More young women (21-34) coming into craft beer; account for 15% of total craft volume.
- More geographic diversity.

- The bottom 60% of households (by income) now consume 40% of craft volume. Craft is no
- longer seen as a drink for the affluent, but rather an "affordable luxury."
- Increased growth with Hispanics, with 38% reporting they drink craft at any time.
- 84% of craft beer consumers say they choose their beer depending on the season.
- The discovery of new beers is a popular activity for 93% of people who prefer to
- drink craft beer.
- Authenticity matters to Millennial drinkers. The craft drinker wants to feel a connection
- to what's in their glass.



OUR SPACE

Vector Brewing is about to open in the newly renovated Lakeridge shopping center in Lake Highlands. With a 2,300 sq. ft. patio and a taproom full of seating, it's poised to be the go-to hangout for all residents of East Dallas.

We'll operate on a 7bbl brewhouse, with the ability to produce multiple small batch beers with a quick turnaround. This gives us the flexibility to brew more often while consistently keeping our taps full. We'll have a variety of fermentation options, from stainless steel fermenters to oak foeders and barrels, giving us a range of beers to experiment with. We'll have a separate area designated for our sour program, insuring there's no cross contamination between our "clean" beers and wild beers.

Advantages:
- Wide variety of beers with instant feedback
- Consistent quality with a solera system in place
- Smaller footprint
- Ability to grow and expand production and business



OUR LOCATION

The Lake Highlands community is at the heart of the East Dallas surge.While the neighborhood has seen an influx of higher incomes, higher demand and subsequently higher home values, the quality of retail has been lagging behind.

Lakeridge has recently undergone a complete redesign. Updated architecture, natural materials, landscaping, murals, and critical neighborhood amenities have already captured the eyes of passersby. Vector will be the heart of the shopping center.

Advantages:
- Close proximity to major roads (ie. Walnut Hill, Northwest Highway, Skillman) DART rail less than a mile away
- Nearby affluent neighborhoods
- Not a lot of competition in the area
- High interest from surrounding neighborhood

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Our Terms

Revenue Share
Security Type

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Perks are provided at the investment levels indicated below.

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Additional Terms (SEC Filing)

$100
Minimum Investment

1.5x
Payback Multiple

8.0%
Revenue Share ⓘ

Annually
Payment Frequency

5 years
Maturity ⓘ

Perk calculator
Please select potential investment amount to reveal available perks

$100

Starting Vector
1. Branded Koozie

Invest $100

Benefits & Perks

$100	**Starting Vector**	
	1. **Branded Koozie** A branded Vector Brewing koozie to keep your cans at the perfect temperature.	Read less

$500 Only 100 Packages Offered	**Perspective**	
	1. **Branded Koozie** A branded Vector Brewing koozie to keep your cans at the perfect temperature.	Read less
	2. **Sticker Pack** You've seen our logo, but have you seen our other designs? Since we're founded by a designer, we have some fancy vinyl stickers for your beer fridge, your car, or your baby. This pack contains five, die cut stickers (and don't put them on your baby, that was a joke).	Read less

$1,000 Only 50 Packages Offered	**Direction**	
	1. **Branded Koozie** A branded Vector Brewing koozie to keep your cans at the perfect temperature.	Read less
	2. **Sticker Pack** You've seen our logo, but have you seen our other designs? Since we're founded by a designer, we have some fancy vinyl stickers for your beer fridge, your car, or your baby. This pack contains five, die cut stickers (and don't put them on your baby, that was a joke).	Read less
	3. **Branded Rastal Stemware/Glass** Intended for our sour beers and white wine offerings, our branded Rastal glass holds 35 cl (around 12 oz for those who prefer the Imperial system) of whatever beverage you choose.	Read less

$2,500 **Purpose**

$2,500

Only 50 Packages Offered

Purpose

1. **Branded Embroidered Denim Hat** Vector Brewing embroidered onto a 7-panel, structured split cap trucker hat with denim front panels and bill, navy mesh back, adjustable snap back w/ woven Vector logo tag. Looks good with both T-shirts and suits, we promise.

Read less

2. **Branded Koozie** A branded Vector Brewing koozie to keep your cans at the perfect temperature.

Read less

3. **Sticker Pack** You've seen our logo, but have you seen our other designs? Since we're founded by a designer, we have some fancy vinyl stickers for your beer fridge, your car, or your baby. This pack contains five, die-cut stickers (and don't put them on your baby, that was a joke).

Read less

4. **Branded Rastal Stemware/Glass** Intended for our sour beers and white wine offerings, our branded Rastal glass holds 35 cl (around 12 oz for those who prefer the Imperial system) of whatever beverage you choose.

Read less

$5,000

Only 25 Packages Offered

Magnitude

1. **Branded Embroidered Denim Hat** Vector Brewing embroidered onto a 7-panel, structured split cap trucker hat with denim front panels and bill, navy mesh back, adjustable snap back w/ woven Vector logo tag. Looks good with both T-shirts and suits, we promise.

Read less

2. **$50 Gift Card** $50 gift card to use in our taproom. Or give to a good friend if you need a quick birthday gift.

Read less

3. **Branded Koozie** A branded Vector Brewing koozie to keep your cans at the perfect temperature.

Read less

4. **Sticker Pack** You've seen our logo, but have you seen our other designs? Since we're founded by a designer, we have some fancy vinyl stickers for your beer fridge, your car, or your baby. This pack contains five, die-cut stickers (and don't put them on your baby, that was a joke).

Read less

5. **Branded Rastal Stemware/Glass** Intended for our sour beers and white wine offerings, our branded Rastal glass holds 35 cl (around 12 oz for those who prefer the Imperial system) of whatever beverage you choose.

Read less

$10,000

Only 10 Packages Offered

Raster

1. **Branded Embroidered Denim Hat** Vector Brewing embroidered onto a 7-panel, structured split cap trucker hat with denim front panels and bill, navy mesh back, adjustable snap back w/ woven Vector logo tag. Looks good with both T-shirts and suits, we promise.

Read less

2. **$50 Gift Card** $50 gift card to use in our taproom. Or give to a good friend if you need a quick birthday gift.

Read less

3. **2 (two) 550mL bottles of Fundopolis investor beer** One voucher for two 550mL bottles of a unique, oak-aged beer from Vector Brewing made exclusively for our Fundopolis investors. Beer will be available approximately 12-16 months after opening (it needs time to age, after all). This beer cannot be shipped; it must be picked up in person or by a proxy named by the investor.

Read less

4. **Branded Koozie** A branded Vector Brewing koozie to keep your cans at the perfect temperature.

Read less

5. **Sticker Pack** You've seen our logo, but have you seen our other designs? Since we're founded by a designer, we have some fancy vinyl stickers for your beer fridge, your car, or your baby. This pack contains five, die-cut stickers (and don't put them on your baby, that was a

joke).

6. **Branded Rastal Stemware/Glass** Intended for our sour beers and white wine offerings, our branded Rastal glass holds 35 cl (around 12 oz for those who prefer the Imperial system) of whatever beverage you choose.

Read less

Read less

$20,000
Only 5 Packages Offered

Final Vector

1. **Branded Koozie** A branded Vector Brewing koozie to keep your cans at the perfect temperature.

2. **Sticker Pack** You've seen our logo, but have you seen our other designs? Since we're founded by a designer, we have some fancy vinyl stickers for your beer fridge, your car, or your baby. This pack contains five, die cut stickers (and don't put them on your baby, that was a joke).

3. **Branded Rastal Stemware/Glass** Intended for our sour beers and white wine offerings, our branded Rastal glass holds 35 cl (around 12 oz for those who prefer the Imperial system) of whatever beverage you choose.

4. **Branded Embroidered Denim Hat** Vector Brewing embroidered onto a 7-panel, structured split cap trucker hat with denim front panels and bill, navy mesh back, adjustable snap back w/ woven Vector logo tag. Looks good with both T-shirts and suits, we promise.

5. **$50 Gift Card** $50 gift card to use in our taproom. Or give to a good friend if you need a quick birthday gift.

6. **2 (two) 550mL bottles of Fundopolis investor beer** One voucher for two 550mL bottles of a unique, oak-aged beer from Vector Brewing made exclusively for our Fundopolis investors. Beer will be available approximately 12-16 months after opening (it needs time to age, after all). This beer cannot be shipped; it must be picked up in person or by a proxy named by the investor.

7. **Beer Blending and Tasting Session with Dinner** An invitation for 2 (two) for an exclusive blending and tasting session at Vector Brewing. That means you get to hang out with our brewer Tommy as he mixes carefully selected barrel-aged beers for a perfect blend. You'll also get dinner and perhaps the chance to do some blending yourself. You are responsible for getting to the brewery; this perk does not contain travel or lodging.

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⊙ Our Location

In 2016, Dallasites spent a higher percentage of their money on dining and eating outside of the home than any other city in the U.S.

http://bizbeatblog.dallasnews.com/2015/09/dallas-fort-worth-spends-more-on-eating-out-and-booze- than-anywhere-in-us.html/

87,860
Lake Highlands Population

34.7
Average Age

72.5%
Percent Over 18 Years Old

Our Team



OWNER

Craig Bradley
MANAGER, OWNER

in

An avid craft beer drinker for many years, Craig has worked on all sides of the service industry: customer, server, producer, and even marketer. With experience in the advertising world and the beer world, he has successfully built a single beer brand from the ground up without the help of an agency—a truly impressive feat.

With an inside knowledge of the local beer business, including grass- roots marketing know-how and a wealth of contacts in the industry, his insight and perspective is what forms the basis of Vector. He believes beer can be more than just a drink. It can be transformative, bringing people together.



OWNER

Veronica Bradley
MANAGER, OWNER

in

As a child, Veronica knew about the ins and outs of the hospitality industry. Her dad, a furniture manufacturer representative, would take her to construction sites and explain the importance of quality goods, how tables and chairs should be arranged, and why some restaurants are uncomfortably loud.

These and other strange lessons have served her well in the advertising industry, where she left the comfortable and predictable world of agency work and decided to work from her kitchen table. For years, she's been a well respected freelance copywriter and creative director in the DFW area.



Tomás Gutierrez
HEAD OF BREWING OPERATIONS

Tomás, AKA Tommy, began his brewing career at the esteemed Lakewood Brewing Company in Garland, Texas. His beers have caught the eyes and tastebuds of both beer snobs and casual beer drinkers. Even though he's won a few awards for his recipes, he has remained humble and strives to push the boundaries of what beer can be.

He's an expert in wild fermentation and was the head of Lakewood's barrel aging program. At Vector, he will continue creating one-of-a-kind beers in French foeders and barrels.

Our Milestones

Show All

2019



Beer Sampling

Tommy brewed up some magic in our garage for our future customers.

Apr
14th



Demo Begins

What was formerly a dance studio, a fabric store, and a crossfit gym will be gutted to accommodate a 7-barrel brewhouse, a pizza kitchen,

Apr
23rd



Construction Begins!

What has been mountains of paperwork up to this point transforms into something we can show others. Our crew officially

Sep
3rd



Let There Be Light

Our street signs went up. We're in very good company.

Nov
26th



Getting Artsy

Craig finished the first of many murals at Vector.

Dec
3rd



The Bre Arrives

Our 7-bar brewhou talented forklifts,

Dec
14th

FAQ

Q: What will there be to drink besides beer?

A: Not everyone is a beer drinker. While we hope to convert a few people with untraditional beers. That's why we will have a variety of wines available, as well as a cider, and even a house-brewed alcoholic seltzer. And we understand that not everyone drinks alcohol, and we certainly don't want anyone feeling like they must drink, which is why we'll also have cold coffee served on a nitro draught, kombucha tea, craft sodas, juice, and sparkling mineral water.

Q: Who else's beer will you be serving?

A: No one's. The only beer available will be Vector Brewing beer. It's a model that's very common in other parts of the U.S., even Texas. But this is definitely new for Dallas. If you want Vector, you have to come to Vector. Part of the fun is drinking a fresh beer in the very building where it was created, and being able to see the tanks as your next favorite chugs away.

Q: What's the competitive landscape?

A: While we aren't the only beer game and pizza game in town, we are the only one in Lake Highlands proper. All of the other Dallas breweries or brewpubs are located in industrial warehouse districts or urban areas without single-family homes.

That being said, Lakewood Brewing Company, Oak Highlands Brewery are a few miles away, but beyond a major highway and neither have kitchens. They're also production breweries with a completely different business model--they sell in stores, so patrons don't have to go to their location to get their beer.

Braindead Brewing, located in the Deep Ellum neighborhood over 10 miles away, does have a full kitchen, but they also serve beer that isn't theirs and they're in a commercial part of town.

Q: Will you distribute your beer?

A: We have no plans to distribute our beer.
The shelves at local markets are very clogged, and we don't have the advertising budget to compete in that environment. Nor do we have the desire. The brewpub/taproom model is far less volatile from a business perspective, gives us much more freedom to create unique beers, and instills a sense of community you can't get in a chain grocery store.

Q: What kind of food will you have? And why?

A: We have a full pizza kitchen that will offer traditional styles of pie as well as State Fair of Texas-worthy items. We will change up some of our pies seasonally to give people more reasons to come back. After all, our beers will rotate often, why shouldn't our food?

Pizza is also relatively inexpensive to cook, and you can do many things with it. Our chef has been working very diligently to get us to zero waste when it comes to food prep.

Q: Why Lake Highlands?

A: Lake Highlands has mostly been ignored by retailers and restaurants. That isn't to say the neighborhood didn't have any options, but they've been very limited for a very long time. Abandoned and rundown shopping centers, like ours, have been revitalized, providing locals new places to frequent--and even attracting new people to the area.

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